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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                   For the month of April 2003 (April 9, 2003)

                          THE NEWS CORPORATION LIMITED
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                              (Name of Registrant)

             2 Holt Street, Sydney, New South Wales, 2010, Australia
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F X    Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                              Yes ___        No   X
                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
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          On April 9, 2003, General Motors Corporation ("GM") and its subsidiary
Hughes Electronics Corporation ("Hughes"), together with The News Corporation Limited ("News"), announced the signing of definitive agreements that provide for the split-off of Hughes from GM and the simultaneous sale of GM's 19.9 percent (19.9%) economic interest in Hughes to News. In addition, pursuant to these agreements, News would acquire an additional 14.1 percent (14.1%) stake in Hughes from holders of GM Class H common stock through a merger of Hughes and a wholly-owned subsidiary of News, with Hughes as the surviving corporation. See the selected transaction documents attached as Exhibits hereto, each of which is hereby incorporated by reference.

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      This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating agency perceptions of the company and its business, operations, financial condition and the industry in which it operates and the factors described in the company's filings with the Securities and Exchange Commission, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, News, GM and Hughes will file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain these documents free of charge at the SEC's Internet web site at www.sec.gov. The documents may also be obtained free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, Attention: Investor Relations. Such documents are not currently available.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            THE NEWS CORPORATION LIMITED

Date: April 14, 2003                   By:  /s/ Arthur M. Siskind
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                                            Arthur M. Siskind
                                            Director

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                                  EXHIBIT INDEX

Exhibit

A. Stock Purchase Agreement, dated as of April 9, 2003, by and among The News Corporation Limited, Hughes Electronics Corporation and General Motors Corporation

B. Agreement and Plan of Merger, dated as of April 9, 2003, by and among Hughes Electronics Corporation, The News Corporation Limited, and GMH Merger Sub, Inc.

C. Separation Agreement, dated as of April 9, 2003, by and between General Motors Corporation and Hughes Electronics Corporation

D. Form of Amended and Restated Certificate of Incorporation of Hughes Electronics Corporation